Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We, together with the Operating Entities in Japan, Hong Kong and mainland China, are a cross-border e-commerce integrated services provider based in Japan. There are three lines of businesses complementary to each other, including (i) cross-border sales and (ii) integrated e-commerce services, (iii) Headset Trademark and Patent Licensing. Our mission is to make cross-border transactions easier.

Key Factors that Affect Operating Results

We believe the key factors affecting our financial condition and results of operations include the following:

Changes in global and local economic conditions

Factors that could affect consumers’ willingness to make discretionary purchases include general business conditions, levels of employment, interest rates and tax rates, the availability of consumer credit, and consumer confidence in future economic conditions. Events leading to uncertainty of global and local economic conditions, such as trade wars and occasional regional armed conflicts, could adversely impact consumer purchases of discretionary items such as beauty and health products. In the event of an economic downturn, consumer spending habits could be adversely affected and we could experience lower than expected net sales, which could force us to delay or slow down the implementation of our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flows.

Our ability to maintain our major Customers

Approximately 98.43% and 83.85% of our total revenues were generated by our five largest Customers for the six months ended March 31, 2026 and 2025, respectively. For the six months ended March 31, 2026, 5 Customers accounted for approximately 25.10%, 14.66%, 11.77%,19.40% and 27.49%, of which are greater than 10% of our total revenues in terms of monetary value, respectively. For the six months ended March 31, 2025, 4 Customers accounted for approximately 25.37%, 24.09%, 12.43% and 12.10%, of which are greater than 10% of our total revenues in terms of monetary value, respectively. While certain sales contracts and service contracts contain options of renewal, there is no assurance that our major Customers will continue their business relationships with us, or the revenue generated from transactions with them will be maintained or increased in the future. If we are unable to enter into new sales contracts or service contracts with our Customers upon the expiry of the current contracts, or there is a reduction or cessation of demands from these Customers for whatever reasons and we are unable to enter into sales contracts or service contracts of comparable size and terms in substitution, our business, financial conditions and results of operation may be materially and adversely affected.

Our ability to compete successfully

Over the years, we have been devoted to developing the integrated ERP system (“Linkage ERP System”) for e-commerce sellers, and exploiting our advantages in supply chain services and networks. Through continuously upgrading, Linkage ERP System enables us to meet the ever-changing needs of e-commerce markets for various functions across sectors. At the platform level, the Company is equipped with digital capabilities, and takes both horizontal integration across different industries and vertical integration for various functions from the very beginning of opening an online store to the very end of analyzing the best-selling products. On the sales side, we are building a matrix based on a cross-regional and cross-ecommerce platform sales network. On the supply side, we rely on a large and high-quality supplier ecosystem, global warehousing and logistics network, and empower production through the self-developed private label smart electronics supply-chain system, to build efficient supply capabilities.

Our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities, or greater financial, technical, or marketing resources than we do. Competitors may leverage their brand recognition, experience, and resources to compete with us in a variety of ways, including investing more heavily in research and development and making acquisitions for the expansion of their products. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, and adopt more aggressive pricing or inventory policies. In addition, new and enhanced technologies may increase the competition in the online retail market. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures may have a material adverse effect on our business, financial condition, and results of operations.

Regulatory Environment

The Operating Entities’ business is subject to complex and evolving laws and regulations in Japan, Hong Kong and mainland China. Our ability to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations in such countries and our overall results of operations may likewise be impacted. Many of these laws and regulations are relatively new and subject to changes and uncertain interpretation, and could result in claims, changes to the Operating Entities’ business practices, monetary penalties, increased cost of operations, declines in user growth or engagement, or other harm to their businesses. Although we have not experienced significant losses from potential changes in government policies and regulations and the Operating Entities are in compliance with existing laws and regulations, such experience may not be indicative of future results.

Key Components of Our Results of Operations

Revenues

We generate revenues from cross-border product sales and integrated e-commerce services.

Our breakdown of revenues by revenue streams for the six months ended March 31, 2026 and 2025 is summarized below:

	For the six months ended March 31,
	2026	2025
	USD	USD
Cross-border Sales	8,278	800,751
Headset Trademark and Patent Licensing	720,000	—
Integrated E-commerce Services	1,890,650	2,701,196
Fully managed e-commerce operation services	1,864,191	2,591,308
Digital Marketing Services	—	76,907
Others	26,459	32,981
Total revenues	2,618,928	3,501,947

Our breakdown of revenues by geographic areas for the six months ended March 31, 2026 and 2025 is summarized below:

	For the six months ended March 31,
	2026	2025
	USD	USD
Hong Kong	2,577,923	2,668,215
Japan	6,864	431,599
Mainland China	34,141	402,133
Total revenues	2,618,928	3,501,947

Cost of Revenues

Cost of revenues represents costs and expenses incurred in order to generate revenue. Our cost of revenues primarily consists of (i) cost of goods, (ii) commissions, and (iii) labor costs.

Our breakdown of cost of revenues for the six months ended March 31, 2026 and 2025 is summarized below:

	For the Six Months Ended March 31,
	2026	2025
	USD	USD
Cross-border Sales	6,623	630,079
Headset Trademark and Patent Licensing	—	—
Integrated E-commerce Services	195,807	174,063
Fully managed e-commerce operation services	193,820	126,479
Digital marketing services	—	40,620
Others	1,987	6,964
Total cost of revenues	202,430	804,142

Gross Profit

Our gross profit equals our revenue less our cost of revenues. Our gross profit is primarily affected by our ability to generate revenue and the fluctuation of our cost.

Our breakdown of gross profit by revenue stream for the six months ended March 31, 2026 and 2025 is set forth below:

	For the six months ended March 31,
	2026	2025
	USD	USD
Cross-border Sales
Gross profit	1,655	170,672
Gross margin	19.99%	21.31%
Headset Trademark and Patent Licensing
Gross profit	720,000	—
Gross margin	100.00%	—%
Integrated E-commerce Services
Gross profit	1,694,843	2,527,133
Gross margin	89.64%	93.56%
Total
Gross profit	2,416,498	2,697,805
Gross margin	92.27%	77.04%

Operating expenses

Operating expenses include general and administrative expenses, selling expenses, research and development expenses and disposal gain from property and equipment. General and administrative expenses mainly consist of (i) salary and social welfare expenses; (ii) rental cost for offices; and (iii) depreciation expenses; (iv) consulting fees; and (v) Allowance for credit loss. Selling expenses mainly consist of (i) salary and social welfare expenses; (ii) freight costs; and (iii) advertising costs and market promotion expenses. Research and development expenses mainly consist of (i) payroll and related expenses for research and development professionals; and (ii) technology services fees.

The following table sets forth our operating expenses, both in absolute amounts and as a percentage of the total operating expenses, for the six months ended March 31, 2026 and 2025:

	For the six months ended March 31,
	2026		2025
	USD	%	USD	%
General and administrative expenses	2,151,111	51.97%	3,904,027	90.04%
Selling and marketing expenses	1,593,092	38.49%	157,637	3.64%
Research and development expenses	394,814	9.54%	274,371	6.32%
Total operating expenses	4,139,017	100.00%	4,336,035	100.00%

Other expense, net

Other expense, net mainly consists of (i) other non-operating income/(expenses) net; and (ii) Interest expenses, net.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our unaudited interim condensed consolidated financial statement for the six months ended March 31, 2026 and related notes included. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

Six months ended March 31, 2026 Compared to Six months ended March 31, 2025

	For the six months ended March 31,		Variance
	2026	2025	Amount	%
	USD	USD	USD
Revenues	2,618,928	3,501,947	(883,019)	(25.22)%
Cost of revenues	(202,430)	(804,142)	601,712	(74.83)%
Gross profit	2,416,498	2,697,805	(281,307)	(10.43)%
Operating expenses:
General and administrative expenses	(2,151,111)	(3,904,027)	1,752,916	(44.90)%
Selling and marketing expenses	(1,593,092)	(157,637)	(1,435,455)	910.61%
Research and development expenses	(394,814)	(274,371)	(120,443)	43.90%
Total operating expenses	(4,139,017)	(4,336,035)	197,018	(4.54)%
Operating loss	(1,722,519)	(1,638,230)	(84,289)	5.15%

Other income/(expenses):
Fair Value Change in Derivative Liability	501,544	—	501,544	100.00%
Interest expenses, net	(497,564)	(1,496,504)	998,940	(66.75)%
Others non-operating income	48,461	387,816	(339,355)	(87.50)%
Total other income/(expenses), net	52,441	(1,108,688)	1,161,129	(104.73)%
Loss before income taxes	(1,670,078)	(2,746,918)	1,076,840	(39.20)%
Income tax provision	—	(340,441)	340,441	(100.00)%
Net loss	(1,670,078)	(3,087,359)	1,417,281	(45.91)%

Revenues

Total revenues decreased by approximately USD0.88 million, or 25.22%, from approximately USD3.50 million for the six months ended March 31, 2025 to approximately USD2.62 million for the six months ended March 31, 2026, primarily attributable to the decrease of cross-border sales.

Revenues from cross-border sales decreased by approximately USD0.79 million, or 98.97%, from approximately USD0.80 million for the six months ended March 31, 2025 to approximately USD0.01 million for the six months ended March 31, 2026. EXTEND, one of our subsidiaries in Japan, contributing approximately USD 0.01 million, or 0.26% of total revenues, decreased 98.41% for the six months ended March 31, 2026 compared to the six months ended March 31, 2025. The decrease in cross-border sales was mainly due to the following reasons that, due to the poor performance of Japan’s own cross-border sales product portfolio strategy, the previously 3C electronic products were not favored by the market, leading to a significant decline in sales. The company has now changed its development strategy, shifting its focus to Fully managed e-commerce operation services business with higher profit margins, and employees have also been transferred from the original cross-border trade business to the store agency operation business. For the cross-border sales business, the company is also reselecting products and exploring the possibility of launching Japanese TikTok stores and live-streaming sales.

Revenues from new business headset trademark and patent licensing was USD0.72 million. The Company’s self-developed branded headphones have been launched for overseas sales. The Company charges customers a royalty fee of US$10 per unit for the use of its trademark and audio algorithm technology. For the six months ended March 31, 2026, distributors purchased a total of 72,000 units, generating total revenue of US$0.72 million for the Company.

Revenues from integrated e-commerce services decreased by approximately USD0.81 million, or 30.01%, from approximately USD2.70 million for the six months ended March 31, 2025 to approximately USD1.89 million for the six months ended March 31, 2026, which was mainly contributed by fully managed e-commerce operation services. The revenue from fully managed e-commerce operation services decreased by approximately USD0.73 million, from approximately USD2.59 million for the six months ended March 31, 2025 to approximately USD1,86 million for the six months ended March 31, 2026. In this business model, the company takes on a wide range of responsibilities and operations on behalf of the merchants, from product listing, marketing, customer service, sales, and financial settlement for online shops. The company charged service fee based on GMV (Gross Merchandise Volume) of the online store.

Revenue from digital marketing services decreased from USD0.08 million for the six months ended March 31, 2025 to nil for the six months ended March 31, 2026, because the company finished its business agreement with Google in January 2025, ceasing all related operations, and initiated the deregistration process in April 2025.

Revenues generated from training and consulting services decreased USD0.007 million or 19.78%, from approximately USD0.0033 million for the six months ended March 31, 2025 to approximately USD0.0026 million for the six months ended March 31, 2026.

Cost of Revenues

Our cost of revenues decreased by 74.83% from approximately USD0.80 million for the six months ended March 31, 2025 to approximately USD0.20 million for the six months ended March 31, 2026.

Our cost of revenues for cross-border sales decreased by approximately USD0.62 million, or 98.95%, from approximately USD0.63 million for the six months ended March 31, 2025 to approximately USD6,623 for the six months ended March 31, 2026. The decrease was primarily attributable to the decrease of procurement costs, which is in line with the decrease of sales.

Our cost of revenues for headset trademark and patent licensing was nil. Because expenses related to the research and development of patents were expensed in prior years. Additionally, headphones are purchased directly by customers from manufacturers; the Company is not involved in production or sales activities and only collects royalties. Accordingly, revenue is recognized on a net basis with no corresponding cost.

Our cost of revenues for integrated e-commerce services increased by approximately USD0.02 million, or 12.49%, from approximately USD0.17 million for the six months ended March 31, 2025 to approximately USD0.20 million for the six months ended March 31, 2026. Cost of revenues for fully managed e-commerce operation services increased by USD0.07 million, from USD0.13 million for the six months ended March 31, 2025 to USD 0.2 million, which mainly consist of the salaries of online store operation personnels. The increase in costs was attributable to a rise in headcount for the e-commerce agency operation team. Cost of revenues for digital marketing services were essentially the commissions paid to third-party agents for introducing new Merchants. The decrease in cost of commission costs was caused by the termination of the business.

Gross Profit

Our gross profit decreased by approximately USD0.28 million, or 10.43%, from USD2.70 million for the six months ended March 31, 2025 to USD2.42 million for the six months ended March 31, 2026. The decrease was primarily attributable by the decrease of fully managed e-commerce operation services with gross profit of USD1.69 million and gross profit margin of 89.64% for the six months ended March 31, 2026, decreased by USD 0.83 million from USD 2.53 from the six months ended March 31, 2025. The high gross profit margin is mainly due to the low cost, which was mainly composed of the salaries of the operation personnel. The ERP system used for e-commerce operations has been developed, and the related research and development expenses were all recognized as expenses in previous years. Therefore, the system development expenses were not reflected in the current period’s costs, resulting in a high gross profit margin for this business.

Gross profit margin of cross-border sales decreased from 21.31% for the six months ended March 31, 2025 to 19.99% for the six months ended March 31, 2026. The decrease was mainly due to that the product mix has changed, with a decrease in high-margin products.

Gross profit margin of integrated e-commerce related services decreased from 93.56% for the six months ended March 31, 2025 to 89.64% for the six months ended March 31, 2026. The gross profit margin decreased due to higher costs arising from newly recruited staff for fully managed e-commerce operation services.

Operating Expenses

Our operating expenses, decreased from USD4.34 million for the six months ended March 31, 2025 to USD4.12 million for the six months ended March 31, 2026, representing a decrease of 5.04%. This decrease was primarily attributable to the decreases in our general and administrative expenses, offsetting the increase in selling and marketing expenses and research and development expenses.

General and administrative expenses

General and administrative expenses mainly consist of (i) salary and social welfare expenses; (ii) rental costs for offices; (iii) depreciation expenses; (iv) consulting fees; and (v) Allowance for credit loss.

 Our general and administrative expenses decreased by USD1.75 million, or 44.90%, from USD3.90 million for the six months ended March 31, 2025 to USD2.15 million for the six months ended March 31, 2026, which was primarily attributable to the allowance for credit loss, and the stock based compensation. The allowance for credit loss decreased from USD1.34 million for the six months ended March 31, 2025 to USD0.23 million for the six months ended March 31, 2026, which was mainly due to that substantial allowance for credit loss were accrued for cross-border business for the six months ended March 31, 2025. For the stock based compensation of USD 1.21 million for the six months ended March 31, 2025, on November 7, 2024, a resolution of the directors of the Company was adopted to issue 5,000,000 Class B ordinary shares of par value US$0.00025 each (the New Shares) to WU Zhihua. Due to the fact that Class B shares are not tradable and the voting rights are different from those of Class A shares, the price per share of $0.2418 is based on the valuation report issued by appraisers.

Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) salary and social welfare expenses; (ii) freight; and (iii) advertising costs and marketing and promotion expenses.

Our selling expenses increased by 910.61% from USD0.16 million for the six months ended March 31, 2025 to USD1.59 million for the six months ended March 31, 2026, as the Company invested heavily in advertisements and traffic promotion to expand its fully managed e-commerce operation services business and new headphone brand. Relevant costs include overseas placements on platforms such as Facebook and expenses incurred from participation in various domestic and overseas exhibitions.

Research and development expenses

Research and development expenses consist primarily of (i) payroll and related expenses for research and development professionals; and (ii) technology services fees. Research and development expenses are expensed as incurred.

Research and development expenses increased by 43.90% from USD0.27 million for the six months ended March 31, 2025 to USD0.40 million for the six months ended March 31, 2026. The increase in research and development expenses was due to that the Company engaged external R&D firms to upgrade the ERP system and build independent websites for domestic and overseas sales of headphones.

Other expenses, net

Other expense, net mainly consists of (i) other non-operating income/(expenses) net; and (ii) Interest expenses, net.

Other non-operating income decreased from USD0.39 for the six months ended March 31, 2025 to USD0.05 million for the six months ended March 31, 2026. As cross border sales business declined, corresponding government tax refunds also decreased.

Interest expenses, net decreased from USD1.50 million for the six months ended March 31, 2025 to USD0.50 million for the six months ended March 31, 2026. The main reason for the decrease in interest expense was that the USD10 million convertible notes with an actual interest rate of 42.52% issued in October 2024 was settled on July 16, 2025, which generating interest expenses of USD1.56 million for the six months ended March 31, 2025.

Income tax provision

Our income tax provision decreased by USD0.34 million, from USD0.34 million of tax benefit for the six months ended March 31, 2025 to USD0 for the six months ended March 31, 2026. This decrease was primarily attributable to the decrease of the profit of the Fully managed e-commerce operation services with a tax rate of 16.5% and the increase of selling expenses.

Net loss

As a result of the foregoing, our net loss decreased by USD1.42 million, or 45.91%, from USD3.09 million for the six months ended March 31, 2025 to USD1.67 million for the six months ended March 31, 2026.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. As of the date of this report, we have financed our working capital requirements from cash flow from operations, debt and equity financings and capital contributions from our existing shareholders.

As of March 31, 2026, we had cash of USD0.53 million on hand. Our working capital was approximately USD16.43 million as of March 31, 2026.

In December 2023, we completed our initial public offering and our Ordinary Shares have been listed on the Nasdaq Capital Market under the symbol “LGCB”. 1,500,000 Ordinary Shares were issued at a price of $4.00 per share, resulting in net proceeds of approximately $5.4 million, after deducting underwriting discounts, commissions and other offering expenses totaling $0.6 million. See “Item 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS—Use of Proceeds.”

Currently, we plan to use our own cash to support our short-term business growth goal. We believe our current working capital is sufficient to support our operations for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Current foreign exchange and other regulations in the PRC may restrict the PRC subsidiaries in their ability to transfer their net assets to us and the subsidiaries in Hong Kong. However, as of the date of this report, these restrictions have no impact on the ability of these PRC entities to transfer funds to us, as we do not anticipate declaring or paying any dividends in the foreseeable future, and plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations.

There are no foreign exchange or other regulations in Japan or Hong Kong that restrict EXTEND and the Hong Kong subsidiaries in their ability to transfer their net assets to us

Cash Flows

Cash Flows for the six months ended March 31, 2026, compared to the six months ended March 31, 2025

The table below sets forth our cash flows for the six months ended March 31, 2026 and 2025.

	For the six months ended March 31,		Change
	2026	2025	Amount	%
	USD	USD	USD
Net cash used in operating activities	(3,425,627)	(1,738,971)	(1,686,656)	96.99%
Net cash provided by/(used in) investing activities	1,369,197	(8,739,876)	10,109,073	(115.67)%
Net cash provided by financing activities	1,843,963	8,736,562	(6,892,599)	(78.89)%
Effects of exchange rate changes on cash	11,161	69,634	(58,473)	(83.97)%
Net decrease in cash	(201,306)	(1,672,651)	1,471,345	(87.96)%
Cash at the beginning of the periods presented	734,711	2,000,732	(1,266,021)	(63.28)%
Cash at the end of the periods presented	533,405	328,081	205,324	62.58%

Operating activities

For the six months ended March 31, 2026, our net cash used in operating activities was USD3.43 million, which was primarily attributable to net loss of USD1.65 million, various non-cash item of USD0.38 million including Effect of exchange rate changes of USD0.43 million, Allowance for credit loss of USD0.23 million, Interests for Convertible notes of USD0.46 million, Interests from loan to third party of USD0.39 million, Depreciation and amortization of USD0.05 million, amortization of lease right-of-use asset of USD0.09 million, inventory write-downs of USD0.01 million and Fair Value Change in Derivative Liability of USD0.50 million. The net cash used in operating activities also adjusted for cash outflow of (i) an increase of accounts receivable, net of USD0.13 million due to the long credit terms of 7 to 9 months given to the clients of fully managed e-commerce operation services business, and (ii) an increase of prepaid expenses and other current asset, nets of USD2.33 million due to advance to suppliers and prepaid advertising & marketing expenses, (iii) a decrease of accounts payable of USD0.05 million, (iv) a decrease of contract liabilities of USD0.02 million, (v) a decrease of inventory, net of USD 0,01 million, and (vi) a decrease in Operating lease liabilities of USD 0.08 million, offset by cash inflow of (i) a decrease in amount due from related parties of USD0.34 million. (ii) an increase of Accrued expenses and other current liabilities of USD 0.14 million

 For the six months ended March 31, 2025, our net cash used in operating activities was USD1.74 million, which was primarily attributable to net loss of USD1.88 million, adjusted for cash outflow of (i) an increase of accounts receivable, net of USD1.65 million due to the long credit terms of 7 to 9 months given to the clients of fully managed e-commerce operation services business; (ii)a decrease of account payable of USD0.3 million; (iii) Effect of exchange rate changes of USD0.2 million contributed by the fully managed e-commerce operation services business; (iv) a decrease of contract liabilities by USD0.33 million, offset by cash inflow of (i) Unpaid interests for convertible notes of USD1.56 million (ii) Allowance for credit loss of USD1.34 million, (iii) Amount due from related parties of USD 0.3 million.

Investing activities

For the six months ended March 31, 2026, our net cash provided by investing activities was approximately USD1.37 million, which was due to (i) proceed of interest-free loan from related parties of USD1.30 million, and (ii) procced from interests on loan to third party of USD 0.79 million, offset by repayments of loans to related parties of USD0.72 million.

For the six months ended March 31, 2025, our net cash used in investing activities was approximately USD8.74 million, which was due to lending interest-bearing loan to third party of USD8.67 million and interest-bearing loan to related party of USD0.10 million.

Financing activities

For the six months ended March 31, 2026, our net cash provided by financing activities was approximately USD1.84 million, which was primarily due to (i) proceeds from issuance of Class A ordinary shares of USD1.50 million, and (ii) proceeds from issuance of convertible notes of USD0.41 million, offset by (i)repayments for long-term borrowings of USD0.07 million.

For the six months ended March 31, 2025, our net cash provided by financing activities was approximately USD8.74 million, which was primarily due to proceeds from the issuance of convertible notes of USD9.00 million, offset by repayments for short- term and long-term borrowings of USD0.27 million.

As of March 31, 2026 and September 30, 2025, long-term debts consist of the following:

				As of March 31, 2026		As of September 30, 2025
Bank and other financial institution	Annual Interest Rate	Start	End	Long- term	Long- term (current portions)	Long- term	Long- term (current portions)	Pledge
				USD		USD
The Shoko Chukin Bank	1.11%	05/26/2020	04/25/2030	58,687	19,009	73,312	20,437
Mizuho Bank	2.00%	06/01/2021	06/01/2031	80,148	18,858	96,303	20,274
Japan Finance Corporation	1.11%	07/16/2020	06/30/2030	100,453	34,322	125,025	36,899
Japan Finance Corporation	0.46%	06/09/2020	04/20/2030	59,542	19,311	74,393	20,761
Japan Finance Corporation	0.38%	04/23/2021	03/20/2031	25,113	6,946	30,445	7,468
Kiraboshi Bank	0.50%	06/27/2023	05/30/2032	232,588	40,861	270,325	43,928
				556,531	139,307	669,805	149,767

Contingencies

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of the business. There are no claims or actions pending or threatened against us that, if adversely determined, would in our judgment have a material adverse effect on us.

Off-balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Contractual Obligations

The total future minimum lease payments under the non-cancellable short-term operating lease which are not included in operating lease right-of-use assets and lease liabilities, with respect to the office and the warehouse as of March 31, 2026 are payable as follows:

Lease Commitment
Within 1 year	$1,624

See “Item 4. Information on the Company—B. Business Overview—Properties” in the Company’s annual report on Form 20-F for the year ended September 30, 2025 for commitments under long-term operating lease for more information. Other than that, we did not have any undisclosed significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2026.

Inflation

Inflation in Japan and the PRC does not materially affect our results of operations.

Seasonality

The Operating Entities have experienced, and expect to continuously experience, seasonal fluctuations in their results of operations, due to seasonal changes in sales volume, as well as seasonality in our advertising services. For example, the Operating Entities generally experience lower sales volume in the first quarter of each year primarily due to Chinese New Year holiday season and higher sales volume in the third quarter of each year primarily due to their special seasonable promotion events held in September and November each year. In addition, the business hours of the Operating Entities’ logistics and fulfillment service will be impacted by the holidays Moreover, the Operating Entities’ results of operations may fluctuate due to changes in production cycle and launch of new styles or events.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, from April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for qualified corporations, and assessable profits above HK$2,000,000 will be taxed at 16.5%. The assessable profits of corporations which is not qualifying for the two-tiered profits tax rates regime, will continue to be taxed at a flat rate of 16.5%.

PRC

Under the Enterprise Income Tax Laws of the PRC, or the EIT Laws, domestic enterprises and Foreign Investment Enterprises, or the FIEs, are usually subject to a unified 25% enterprise income tax rate, while preferential tax rates, tax holidays and tax exemption may be granted on case-by-case basis.

Japan

Japan has a progressive tax system, of which its corporate income tax is calculated on the estimated assessable profits for the six months ended March 31, 2026 and 2025 times applicable tax rates. EXTEND is subject to national corporate income tax, inhabitant tax, and enterprise tax in Japan, which in the aggregate, resulted in the statutory income tax rate of approximately 36.8% and 36.8% for the six months ended March 31, 2026 and 2025, respectively.

The effective income tax rate was approximately 0% and -12.39% for the six months ended March 31, 2026 and 2025, respectively.

Critical Accounting Policies and Estimates

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. For a detailed discussion of critical accounting estimate of (i) revenue recognition; (ii) allowance for doubtful accounts; (iii) accounting for deferred income taxes and valuation allowance for deferred tax assets; (iv) and valuation of stock-based compensation expense.

Accounts receivable, net

Accounts receivable represents the Company’s right to consideration in exchange for goods and services that the Company has transferred to the customers before payment is due. Accounts receivable is stated at the historical carrying amount, net of an estimated allowance for uncollectible accounts. The group has adopted ASU 2016-13 on a modified retrospective basis since October 1, 2023, and the impact on opening balance is $863,328. The allowance for credit losses for accounts receivable is based upon the current expected credit losses (“CECL”) model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL. In assessing the CECL, the Company applies a roll rate-based method that considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and updates it if necessary. Additionally, the Company evaluates individual customer’s financial condition, credit history, and the current economic conditions to make specific provision of credit loss when it is considered necessary, based on (i)the Company’s specific assessment of the collectability of all significant accounts, and (ii) any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The fact and circumstance of each account may require the Company to use substantial judgment in assessing its collectability, The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and updates it if necessary.

Specific allowance for credit losses

The Group identify specific allowance for clients of fully managed e-commerce operation services business based on the credit term. There are 4 clients with account receivables of $4,468,852 as of March 31, 2026. The group provided credit terms from seven to nine months based on the company's experience. Online stores usually invest a relatively large portion of their profits in advertising and promotions in the early stage. Generally, it will take seven to nine months before there is a certain amount of surplus funds. The allowance for credit losses was $913,523 and $751,838 for those four clients as of March 31, 2026 and September 30, 2025. The company conducted due diligence on clients in the early stage and it is expected that there is no risk of credit loss, so no credit loss had been accrued for amounts that have not yet reached the credit period.

For purposes of this section only, the term “Customers” shall mean (i) cross-border e-commerce sellers (both enterprises and individuals) that purchase products, e-commerce operation training, and software support services, (ii) media that pay the Company’s subsidiaries commissions. (iii) the owners of online store in fully managed e-commerce operation services business. (iv) the headset distributors of Headset Trademark and Patent Licensing business.

Revenue Recognition

Our revenues are mainly generated from 1) cross-border sales, 2) integrated e-commerce services.

We recognize revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services, reduced by estimates for return allowances, promotional discounts, commissions and business tax and Value Added Tax (“VAT”). To achieve the core principle of this standard, we applied the following five steps:

1.	Identification of the contract, or contracts, with the Customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

Each of our significant performance obligations and our application of ASC 606 to our revenue arrangements are discussed in further detail below.

Cross-border sales

We engage in the sale of food, beauty and personal care products, health products, private label smart electronics and other consumer products in Asia, by exploiting our advantages in global supply chain services and networks. We fulfil our performance obligations by transferring products to the designated location. In accordance with the customary business practices, for international sales, the delivery term is “Cost and Freight” (“CFR”, formerly known as “C&F”, which the seller bears the freight costs) and “Free on Board” (“FOB”, which the buyer bears the freight costs) shipping point. The majority of transactions were based on FOB. Under both delivery terms, once the products are loaded on board, control of products has transferred. Since shipping activities are performed after customers obtain control of the products, we elect to account for shipping as activities to fulfill the promise to transfer the good, in accordance with ASC 606-10-25-18B. Therefore, freight costs are accrued when products are delivered to the designated location, before shipping activities occur. For the remaining domestic sales, the control of products has transferred upon the time when the products are delivered to the place designated by customers. Shipping activities are performed before customers obtain control of the good, and hence, should not be considered a separate performance obligation. As a result, both cost of goods and freight costs are recognized at the same time when products are delivered to the designated location, after shipping activities are completed. Revenue generated from cross-border sales is recognized based on the product value specified in the contract at a point in time when the control of products has transferred for both international sales and domestic sales.

The Company has two logistics methods. For the products exported from mainland China, the suppliers will directly deliver them to customers. For the products purchased directly from suppliers in Japan, the Company has its own warehouse in Japan. The products will be first sent to the company’s warehouse and then delivered to the customers.

For products shipped directly from suppliers to customers, pursuant to ASC 606-10-55-37A(a), we obtain control the of the products as we are primarily responsible for the contract and have pricing discretion. We are primarily responsible for the contract, as we have the supplier discretion when executing orders and we are the only party that has a contractual relationship with customers. We establish and obtain substantially all of the benefits from transactions, i.e. consideration paid by customers. Therefore, we consider ourselves to be the principal in the transactions on the basis that we are primarily responsible to fulfill the promise and have the price discretion, pursuant to ASC 606-10-55-39.

For products shipped from us to customers, we consider ourselves the principal because we are in control of establishing the transaction price, arranging the whole process of transactions and bearing inventory risk. Therefore, such revenues are reported on a gross basis.

Headset Trademark and Patent Licensing

The Group enters into contracts with customers for the licensing of its headphone trademarks“Click Clack” and audio algorithm patents. The trademarks and related algorithm patents are combined as a single performance obligation within each contract, as they are highly interdependent and interrelated to deliver a combined licensed right to customers.

The Company does not participate in the production or sales of headphones. It charges customers a fixed royalty of US$10 per unit sold for the above licensed rights, and future functional upgrades are not covered by this fee.

Revenue for this performance obligation is recognized at a point in time when control of the combined license right is transferred to the customer, in accordance with the revenue recognition guidance. Considering the Group’s role as an agent without assuming principal responsibilities for production and sales activities, revenue from licensing is accounted for on a net basis. No corresponding cost of sales is recognized for such licensing revenue.

Integrated e-commerce services

We partner with premium social media platforms and provides digital marketing services to meet the needs of the Merchants.

For digital marketing services, we act as an authorized agent persuading Merchants to display ads on social media platforms. In return, we receive commissions from social media platforms. We receive commissions from social media platforms when Merchants place ads on such platforms over the periods when we maintain contractual relationship with them. Revenue from digital marketing services is recognized over the contractual period for actual qualifying ads placed calculated by social media platforms. We have adopted “right to invoice” practical expedient and recognize revenues based on quarterly billing reports received from social media platforms. We consider ourselves the agent because we are not primarily responsible for fulfilling the promise to render digital marketing services. Therefore, such revenues are reported on a net basis. During the reporting periods, all revenue of the digital marketing services was generated from us acting as an authorized agent on behalf of the social media platforms.

Fully managed e-commerce operation services

We have been providing fully managed e-commerce operation services to sellers on Japanese cross-border e-commerce platforms since April 2024. Usually, our clients have their own factories and products, and they open online stores on Japanese e-commerce platforms and then entrust the daily management and marketing of the stores to us for handling throughout full operational cycle. The services mainly include:

●	Online shop setup: 1) store page design and decoration, 2) payment settings, and 3) products listing;

●	Online shop promotion: design marketing plans and product combinations to attract customers; and

●	Customer service: post-sales customer service.

Clients are only responsible for the delivery of goods. We charge a service commission based on GMV (Gross Merchandise Volume) of the online shop. We consider ourself an agent because clients own the online shops and inventories. We only provide services and has no control right over the stores or inventories, nor does it bear the inventory risks. Therefore, such revenues are reported on a net basis.

For other integrated e-commerce services, revenue is generated from e-commerce related training/consulting services. We fulfil our performance obligation by providing e-commerce related training/consulting services, and revenue is recognized over the service period.

Income taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid to, the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of the reporting period.

We account for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases (“Temporary differences”).

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those Temporary differences are expected to be recovered or settled. Deferred tax is calculated at the tax rates that are expected to apply in the periods in which the asset or liability will be settled, based on rates enacted or substantively enacted at the end of the reporting period. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely- than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining provision for income taxes. We did not recognize any significant interest and penalties associated with uncertain tax positions for the six months ended March 31, 2026 and 2025, we did not have any significant unrecognized uncertain tax positions. We do not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Stock-Based Compensation

The Company accounts for stock-based compensation under ASC 718 “Compensation - Stock Compensation” using the fair value-based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the shorter of the service period or the vesting period of the stock-based compensation. This guidance establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments.

The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option pricing model. Determining the fair value of stock-based compensation at the grant date under this model requires judgment, including estimating volatility, employee stock option exercise behaviors and forfeiture rates. The assumptions used in calculating the fair value of stock-based compensation represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment.

When determining fair value of stock options, the Company considers the following assumptions in the Black-Scholes model:

●	Exercise price,

●	Expected dividends,

●	Expected volatility,

●	Risk-free interest rate; and

●	Expected life of option

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal controls and procedures. Our independent registered public accounting firm had not conducted an audit of our internal control over financial reporting. However, in connection with the reviews of our condensed consolidated financial statements for the six months ended March 31, 2026 and 2025, and the audits of our consolidated financial statements for the years ended September 30, 2025 and 2024, we and our independent registered public accounting firm identified the following “material weaknesses” in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The two material weaknesses that have been identified related to:

●	Our lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; and

●	Our lack of accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements.

In response to the material weaknesses identified prior to this offering, we are in the process of implementing a number of measures, which will include:

●	the hiring of additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting, and

●	the organization of regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements.

We plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest US GAAP accounting standards, and establishing an audit committee and strengthening corporate governance.

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See “Risk Factors - Risks Relating to Our Business and Industry - If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.”

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act (“JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Quantitative and Qualitative Disclosure of Market Risk

Foreign Exchange Risk

Our business is mainly conducted in Japan, and our books and records are maintained in JPY. The PRC subsidiaries apply RMB as their functional currency. The reporting currency of consolidated financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the JPY and the U.S. dollar, and RMB and the U.S. dollar, affect the value of our assets and results of operations, when presented in U.S. dollars.

The value of the JPY against the U.S. dollar, the RMB against the U.S. and other currencies may fluctuate and is affected by, among other things, changes in the Japanese political and economic conditions and perceived changes in the economy of Japan, the PRC and the United States. Any significant revaluation of the JPY and RMB may materially and adversely affect our cash flows, revenue, and financial condition.

We do not believe that it currently has any significant direct foreign exchange risk and has not used derivative financial instruments to hedge exposure to such risk. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of accounts receivable. We conduct credit evaluations of our customers, and generally do not require collateral or other security from them. We evaluate our collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. We conduct periodic reviews of the financial condition and payment practices of our customers to minimize collection risk on accounts receivable.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the Statistics Bureau of Japan, the inflation rate in Japan is expected to be/was approximately 2.5% and 2.4% in 2026 and 2025, respectively. According to the Statistics Bureau of the PRC, the inflation rate in the PRC is expected to be/was approximately 1.2% and 3% in 2026 and 2025, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in Japan. If inflation rises, it may materially and adversely affect our business.

Change in Registrant’s Certifying Accountant

On June 25, 2024, the audit committee of the board of directors of Linkage Global Inc (the “Company”) approved the dismissal of TPS, an independent registered public accounting firm, and approved and ratified the engagement of HTL International, LLC (“HTL”) on June 14, 2024 to serve as the independent registered public accounting firm of the Company for the fiscal year ending September 30, 2024.

TPS’s report on the Company’s financial statements for the fiscal years ended September 30, 2023 and 2022 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s two most recent fiscal years and through June 14, 2024, there were no disagreements with TPS on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to TPS’s satisfaction, would have caused TPS to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and through June 14, 2024, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management under Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended September 30, 2023, as filed with the SEC on April 12, 2024.

The Company has provided TPS with a copy of the above disclosure and requested that TPS furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of TPS’s letter dated June 25, 2024 is attached as Exhibit 16.1 to the Form 6-K filed with the SEC on June 25, 2024.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of HTL, neither the Company, nor someone on behalf of the Company, has consulted HTL regarding either the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements. Neither a written report was provided to the Company nor was any oral advice provided that HTL concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue. Additionally, neither the Company, nor anyone on behalf of it, has consulted HTL regarding any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.